SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

111, INC.

(Name of Issuer)

Class A ordinary shares, par value $0.00005 per share

(Title of Class of Securities)

68247Q 102**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 68247Q 102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YI.” Each ADS represents two Class A ordinary shares of the issuer.  No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68247Q 102

1)	Names of Reporting Persons. First Pharmacia International

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 8,690,562*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 8,690,562*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,690,562*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 9.71% of Class A ordinary shares (or 5.38% of the total ordinary shares) **

12)	Type of Reporting Person (See Instructions) CO

* See item 2(a) below.

** The beneficial ownership percentage of Class A ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 68247Q 102

1)	Names of Reporting Persons. BVCF Realization Fund, L.P.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 8,690,562*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 8,690,562*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,690,562*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 9.71% of Class A ordinary shares (or 5.38% of the total ordinary shares) **

12)	Type of Reporting Person (See Instructions) PN

* See item 2(a) below.

** The beneficial ownership percentage of Class A ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 68247Q 102

1)	Names of Reporting Persons. BVCF Realization Fund GP, Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 8,690,562*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 8,690,562*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,690,562*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 9.71% of Class A ordinary shares (or 5.38% of the total ordinary shares) **

12)	Type of Reporting Person (See Instructions) CO

* See item 2(a) below.

** The beneficial ownership percentage of Class A ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 68247Q 102

1)	Names of Reporting Persons. Zhi Yang

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 8,690,562*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 8,690,562*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,690,562*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 9.71% of Class A ordinary Shares (or 5.38% of the total ordinary shares) **

12)	Type of Reporting Person (See Instructions) IN

* See item 2(a) below.

** The beneficial ownership percentage of Class A ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 89,468,996 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Item 1(a)	Name of Issuer: 111, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China

Item 2(a)

Name of Person Filing:
This Schedule 13G is filed by (i) First Pharmacia International (“Pharmacia”), a company organized and existing under the laws of the Cayman Islands, (ii) BVCF Realization Fund, L.P. (“Fund”),  a limited partnership incorporated under the laws of the Cayman Islands, (iii) BVCF Realization Fund GP, Ltd. (“GP”), a limited company incorporated under the laws of the Cayman Islands, (iv) Mr. Zhi Yang, a director and sole shareholder of GP (Pharmacia, Fund, GP and Mr. Zhi Yang collectively referred to as the “Reporting Persons”).

Pharmacia directly holds the 8,690,562 Class A ordinary shares being reported in this Schedule 13G.  Pharmacia is a wholly-owned subsidiary of Fund , GP is the general partner of Fund, and Mr. Zhi Yang is the sole shareholder and director of GP.

GP, by virtue of it being the general partner of Fund, may be deemed to have voting control and investment discretion over the securities held by Pharmacia.

Mr. Zhi Yang, by virtue of being the director and sole shareholder of GP, may be deemed to have voting control and investment discretion over the securities held by Pharmacia.

Each of the Reporting Persons has entered into a Joint Filing Agreement, dated February [•], 2019, a copy of which is filed with this Schedule 13G as Exhibit 99.1.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 763 Mengzi Road, Suite 2606, Shanghai, China 200023.
Item 2(c)	Citizenship: See responses to Item 2(a) above.
Item 2(d)	Title of Class of Securities: Class A ordinary shares, $0.00005 par value
Item 2(e)	CUSIP Number: 68247Q 102 This CUSIP number applies to the ADSs of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: See responses to Item 9 on each cover page.
(b) Percent of class: See responses to Item 11 on each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See responses to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

FIRST PHARMACIA INTERNATIONAL

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

BVCF REALIZATION FUND, L.P.
By: BVCF Realization Fund GP, LTD.
Its general partner

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

BVCF REALIZATION FUND GP, LTD.

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

Mr. ZHI YANG

/s/ Mr. ZHI YANG